19 February 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 119,000 RELX PLC ordinary shares at a price of 1214.5126p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 68,355,880 ordinary shares in treasury, and has 1,107,830,809 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 4,476,100 shares.

RELX NV announces that today, it purchased (through UBS Limited) 106,000 RELX NV ordinary shares at a price of €14.8547 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 61,099,094 ordinary shares in treasury, and has 987,227,643 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 3,985,700 shares.